

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 22, 2015

Via E-mail
Mr. Jun Ma
President and Chief Executive Officer
Vasomedical, Inc.
180 Linden Avenue
Westbury, New York 11590

> **Re:** **Vasomedical, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **File No. 0-18105**

Dear Mr. Ma:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

1.   We note your website www.vasomedical.com contains links to press releases of your quarterly results and conference calls to discuss those results. Please tell us how you have complied with the requirements of Item 2.02 of Form 8-K with regard to these releases and calls. Consider the guidance in Section 106 of our C&DI guidance on Exchange Act Form 8-K which can be found at: http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery